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                                                                  EXHIBIT (a)(8)

                          HARRIS CORPORATION TO ACQUIRE
                   PACIFIC RESEARCH & ENGINEERING CORPORATION


MELBOURNE, FL/CARLSBAD, CA, August 3, 1999 - Harris Corporation (NYSE:HRS) and Pacific Research & Engineering Corporation "PR&E" (ASE:PXE) today jointly announced the signing of a definitive agreement for Harris to acquire PR&E through a cash tender offer that values PR&E at approximately $9.5 million, including the assumption of debt. The board of directors of each company has unanimously approved the transaction.

Under the terms of the transaction, a subsidiary of Harris will commence a cash tender offer for all of PR&E's outstanding common shares at a price of $2.35 per share, all of PR&E's outstanding publicly-traded warrants at a price of $0.15 per warrant, and certain other warrants at a price of $0.15 per each common share underlying such warrants.

Directors and executive officers of PR&E that hold shares, as well as its principal shareholder, have agreed to support the transaction and to tender their shares pursuant to agreements with Harris Corporation. Harris Corporation and PR&E have also entered into a Stock Option Agreement, pursuant to which PR&E has granted Harris an irrevocable option to purchase from time to time up to 461,099 authorized and unissued shares (19.9%), at a price of $2.35 per share. The tender offer is contingent upon customary conditions, including the tender of at least 90 percent of PR&E's outstanding stock. The tender offer is expected to commence on or about August 9, 1999 and the acquisition is expected to close in September, 1999, unless the offer is extended. After the tender is completed, all non-tendered shares will be converted into the right to receive $2.35 per share in cash. Harris will consummate the transaction with cash on hand.

"This agreement unites two successful radio businesses and reinforces Harris' commitment to supply a complete range of solutions including advanced studio solutions to radio stations worldwide," Jim Woods, vice president, radio systems business unit of Harris Broadcast Communications Division. "PR&E is a recognized industry leader in the design, development and integration of analog and digital radio studio solutions. Their complete range of analog and digital audio consoles have defined performance and reliability in the studio. Coupled with Harris' extensive sales and distribution channels as well as our systems design and integration capabilities, this acquisition brings together two companies with proven custom engineering, integration and customer service that will ultimately provide radio broadcasters a comprehensive range of analog and digital broadcast equipment and systems. PR&E also provides Harris' Broadcast Communications Division a solid base of operations on the west coast."

"The complementary strengths of the two organizations brings both a wider and deeper range of services and high-technology products to the rapidly changing broadcast industry. PR&E's thirty years of consulting, custom system design and integration work, along with its expertise in both analog and digital audio technology, are an excellent fit with Harris' strategic vision for the domestic and international broadcast marketplaces. As we merge together with Harris Corporation, we see that our #1 priority of serving our clients will be met on a world-wide basis. The availability of resources


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within the two companies will trigger faster paced solutions in appropriate integration platforms for our client base", says Jack Williams, PR&E Chairman & CEO. "On a world-wide basis, both companies have been recognized for their skills. As the two units come together our clients will be served with a broader base of representatives and a multitude of products and services will be available to them. We are looking forward to the merger and enhancing the overall capabilities to support the broadcast marketplace."

Harris is an international communications equipment company focused on providing product, system and service solutions that take its customers to the next level. The company provides a wide range of products and services for commercial and government communications markets such as wireless, broadcast, government and network support. The company has sales and service facilities in nearly 90 countries.

PR&E manufactures high quality broadcast studio products and provides turnkey studio design/integration services to the worldwide broadcasting industry. Products include on-air and production mixing consoles, studio furniture and systems integration services. For more information, visit PR&E's web site at www.PRE.com.



This press release contains forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect management's current assumptions and estimates of future performance and economic conditions. Harris and PR&E caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends and events to differ materially from those matters expressed in or implied by such forward-looking statements. Reference is made to Harris' and PR&E's filings with the Securities and Exchange Commission for a discussion of such facts and risks.


HARRIS MEDIA INQUIRIES:                             PR&E INQUIRIES:
Jim Burke                                           Don Naab, President/COO
(407) 727-9126                                      Blake Clark, CFO
                                                    (760) 438-3911




HARRIS INVESTOR RELATIONS INQUIRIES:
Pamela Padgett
(407) 727-9384
G:\Harris\Press1.wpd   August 5, 1999 (9:11am)